Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

INDEPENDENT AUDITORS' CONSENT

We have issued our report adressed to the Shareholders dated January 30, 2004 relating to the consolidated financial statements of Orezone Resources Inc. for the year ended December 31, 2003 contained in the Registration Statement on Form 40-F.

We consent to the use of the aforementioned report in the Registration Statement. We also consent to the incorporation by reference of our report dated January 30, 2004.

Raymond Chabot Grant Thornton

Chartered Accountants

Val-d'Or (Québec)
March 10,2004

Place du Québec
888, 3rd Avenue
Val-d'Or, Québec J9P 5E6
Telephone : (819) 825-6226
Fax : (819) 825-1461